Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A.

Registration in the Securities Registry No. 306

Santiago, August 29, 2022

Ms.

Solange Berstein Jáuregui

Chairman

Comisión para el Mercado Financiero

Av. Libertador Bernardo O´Higgins 1449

Santiago

Ref.: Reports MATERIAL FACT

Dear Sir:

In accordance with the provisions set forth in Article 9 and the second paragraph of Article 10 of the Securities Market Law, and in General Rule No. 30, duly authorized, I hereby report the following MATERIAL FACT of LATAM Airlines Group S.A. (“LATAM” or the “Company”), registration in the Securities Registry No. 306:

1.	As previously reported, by order entered on June 18, 2022, the Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) hearing the reorganization proceeding (the “Chapter 11 Proceeding”) of LATAM and certain of its direct and indirect subsidiaries (collectively with LATAM, the “Debtors”) under Chapter 11 of Title 11 of the United States Code, confirmed the plan of reorganization and financing (the “Plan of Reorganization” or the “Plan”) proposed by the Debtors to successfully emerge from the Chapter 11 Proceeding.

2.	As part of the Chapter 11 Proceeding, and in connection with the obligations of the Debtors under (i) the Restructuring Support Agreement executed in furtherance of the Plan (the “RSA”), and (ii) those certain non-disclosure agreements (the “NDAs”) entered into with certain counterparties to the RSA, the Debtors have provided to such counterparties certain financial reports and updates that constitute material non-public information (such material non-public information, the “Cleansing Materials”).

3.	In accordance with the NDAs and upon the occurrence of certain events set forth therein, the Company agreed to publicly disclose the Cleansing Materials. In satisfaction of its obligations under the NDAs, the Company is furnishing the Cleansing Materials as Exhibit 99.1 hereto.

4.	The Cleansing Materials include projected financial information. Such projected financial information constitutes forward-looking information and is provided for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The use of specific projections and estimates in the Cleansing Materials is not intended to indicate management’s belief that a particular projection or estimate will be achieved, but rather that the projection or estimate is within the scope of potential outcomes assuming other factors inherent in the updated business plan. The outcomes presented may be at the midpoint, bottom or top of the scope.

5.	Certain information included in the Cleansing Materials describes or assumes the expected terms of transactions the Company expects to execute in connection with its restructuring as contemplated under the Plan of Reorganization. The consummation of such transactions is subject to other various risks and contingencies, including closing conditions. There can be no assurance that such transactions will be consummated with the terms assumed therein or otherwise. As such, the subject matter of the Cleansing Materials is evolving and is subject to further change by LATAM in its absolute discretion. Furthermore, no responsibility is taken for changes in market conditions and no obligation is assumed by LATAM to revise the Cleansing Materials to reflect the events or conditions that occur subsequent to the date hereof. Furthermore, the assumptions and estimates underlying the projected financial information contained in the Cleansing Materials are inherently uncertain and are subject to a wide variety of significant business, economic, competitive, and other risks and uncertainties. Actual results may differ materially from the results contemplated by the financial forecast information contained in the Cleansing Materials, and the inclusion of such information in the Cleansing Materials should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved.

Sincerely yours,

Roberto Alvo M.
CEO
LATAM Airlines Group S.A.

Updated Business Plan LATAM AIRLINES GROUP 5 Years Business Plan Projection Subject to Applicable Conﬁdentiality Agreements and Requirements August 2022 HIGHLY CONFIDENTIAL

HIGHLY CONFIDENTIAL Privileged Draft - Interim Work Product prepared at the direction of Counsel 2 Updated Business Plan Disclaimers Disclaimer This presentation (“Presentation”) is for informational purposes only. The purpose of this Presentation is to disclose the updated consolidated business plan projections of LATAM Airlines Group S.A. and its affiliated entities (“LATAM” or the “Company”) to parties interested in the Company’s ongoing chapter 11 proceeding and for no other purpose. This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities. Management does not endorse the use of any information in this Presentation for use in making an investment decision. Investors should consider only historical information on deciding whether to buy or sell securities. This information was prepared in connection with the Company’s ongoing dialogue with its creditors. Certain information included herein describes or assumes the expected terms of transactions the Company expects to execute in connection with its restructuring as contemplated under the Company’s Plan of Reorganization. The consummation of such transactions is subject to other various risks and contingencies, including closing conditions. There can be no assurance that such transactions will be consummated with the terms assumed herein or otherwise. As such, the subject matter of these materials is evolving and is subject to further change by LATAM in its absolute discretion. No responsibility is taken for changes in market conditions and no obligation is assumed by LATAM to revise this Presentation to reflect the events or conditions that occur subsequent to the date hereof. Neither the United States Securities and Exchange Commission (“SEC”) nor the Chilean Comisión para el Mercado Financiero (the “CMF”) nor any securities commission of any other U.S. or non - U.S. jurisdiction has reviewed, approved or disapproved of this Presentation, or determined that this Presentation is truthful or complete. No representations or warranties, express or implied, are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will LATAM or any of its respective subsidiaries, shareholders, affiliates, representatives, directors, officers, employees, advisers or agents be responsible or liable for a direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third - party industry publications and sources as well as from research reports prepared for other purposes. LATAM has not independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all - inclusive or to contain all of the information that may be required to make a full analysis of LATAM or LATAM’s business plan. Viewers of this Presentation should read the same in full together with the Company’s SEC filings indicated herein and each make their own evaluation of LATAM and of the relevance and adequacy of the information taken as a whole and should make such other investigations as they deem necessary.

HIGHLY CONFIDENTIAL Privileged Draft - Interim Work Product prepared at the direction of Counsel 3 Updated Business Plan Disclaimers Forward Looking Statements Certain statements included in this Presentation that are not historical facts are forward - looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward - looking statements generally are accompanied by words such as “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “plan”, “predict”, “potential”, “seem”, “seek”, “future”, “outlook”, and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward - looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of the respective management of LATAM and are not predictions of actual performance. These forward - looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of LATAM. These forward - looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of LATAM to emerge from the chapter 11 proceeding, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the Company; risks relating to the uncertainty of the projected financial information with respect to LATAM, risks related to the performance of LATAM’s business and the timing of expected business or revenue milestones; the effects of competition on LATAM’s business; and those factors discussed in LATAM’s annual report on Form 20 - F for the year ended December 31, 2021 filed with the SEC on March 30, 2022 (the “Annual Report”) under the heading “Risk Factors,” and other documents LATAM has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward - looking statements. There may be additional risks that LATAM does not presently know, or that LATAM currently believes are immaterial, that could also cause actual results to differ from those contained in the forward - looking statements. In addition, forward - looking statements reflect LATAM’s expectations, plans, or forecasts of future events and views as of the date of this Presentation. LATAM anticipates that subsequent events and developments will cause LATAM’s assessments to change. However, while LATAM may elect to update these forward - looking statements at some point in the future, LATAM specifically disclaims any obligation to do so. These forward - looking statements at some point should not be relied upon as representing LATAM’s assessments of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward - looking statements contained in this Presentation.

HIGHLY CONFIDENTIAL Privileged Draft - Interim Work Product prepared at the direction of Counsel 4 Updated Business Plan Disclaimers Use of Projections and Use of Data Use of Projections This Presentation contains projected financial information. Such projected financial information constitutes forward - looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The use of specific projections and estimates, valuation, appraisal in this Presentation is not intended to indicate management’s belief that a particular projection, valuation, appraisal or estimate will be achieved, but rather that the projection, valuation, appraisal or estimate is within the scope of potential outcomes assuming other factors inherent in the business plan. The outcomes presented maybe at the midpoint, bottom or top of the scope. Pro forma estimates and assumptions, including estimates and assumptions related to the Company's financial position at emergence, remain subject to ongoing revision and change due to, among other things, the impact of the ongoing claims reconciliation process on cash at hand and the outcome of the Company's emergence financing transactions, and may vary upon emergence. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive, and other risks and uncertainties. See “Forward Looking Statements” above. Actual results may differ materially from the results contemplated by the financial forecast information contained in this Presentation, and the inclusion of such information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Use of Data The information contained in this Presentation, including, but not limited to, projections, analyses, third - party reports, appraisals, valuations and other information, is believed to be reliable, however, it has not been verified except as set forth in this Presentation. No warranty is given to the accuracy of such information. The data contained herein is derived from various internal and external sources. Valuation information is provided on a group basis unless otherwise indicated. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. LATAM assumes no obligation to update the information in this Presentation.

HIGHLY CONFIDENTIAL Privileged Draft - Interim Work Product prepared at the direction of Counsel 5 Updated Business Plan Disclaimers Use of Non - GAAP Financial Metrics and Other Key Financial Metrics Use of Non - GAAP Financial Metrics and Other Key Financial Metrics This Presentation includes certain non - IFRS financial measures (including on a forward - looking basis) such as EBIT (which consists of earnings for the period before income taxes and financial costs and financial income), EBITDA (which consists of earnings for the period before income taxes and financial costs and financial income, plus depreciation and amortization expense) and EBITDAR (which consists of earnings for the period before income taxes and financial costs and financial income, plus depreciation and amortization expenses and rentals expenses). In addition EBIT margin which is calculated by dividing EBIT by total operating revenue) These non - IFRS measures are an addition to, and not substitute for or superior to, measures of financial performance prepared in accordance with an IFRS alternative to net income or any other measures derived in accordance with IFRS. LATAM believes that these non - IFRS measures of financial results (including on a forward - looking basis) provide useful supplemental information to investors about LATAM. LATAM’s non - IFRS measures may not be directly comparable to similarly titled measures of other companies.

6 HIGHLY CONFIDENTIAL Privileged Draft - Interim Work Product prepared at the direction of Counsel Updated Business Plan Disclaimers ▪ the effects of competition in the airline industry; Certain Risks Related to LATAM Certain Risks Related to LATAM The risks presented below are examples, among others, of certain of the general risks related to the LATAM’s business, industry and operations and are not exhaustive. The list below is not exhaustive and you should review the risk factors and other disclosures contained in the Company’s Annual Report and the Company’s other filings with the SEC, including any future filings. These risks speak only as of the date of this Presentation and we make no commitment to update such disclosure. The risks highlighted in future filings with the SEC may differ significantly from and will be more extensive than the risks set forth in existing filings, which include but are not limited to: ▪ developments relating to our chapter 11 proceeding and our ability to effectively implement our plan of reorganization; ▪ uncertainty regarding the terms of our plan of reorganization; ▪ conflicting interests among the multiple parties on which our restructuring efforts depend; ▪ the sufficiency of our exit financing to allow us to continue our operations; ▪ our ability to obtain new financing upon our emergence from Chapter 11; ▪ unpredictability of the general economic, political and business conditions in our core markets of Chile, Brazil, other Latin American countries and the other geographic markets we serve; ▪ developments relating to the COVID - 19 pandemic or any other pandemic and measures to address them; ▪ our ability to service our debt and fund our working capital requirements; ▪ future demand for passenger and cargo air services in Chile, Brazil, other countries in Latin America and the rest of the world; ▪ the strength of our relationships with customers and the acceptance of ancillary products and services; ▪ the state of the Chilean, Brazilian, other Latin American and world economies and their impact on the airline industry;

HIGHLY CONFIDENTIAL Privileged Draft - Interim Work Product prepared at the direction of Counsel 7 Updated Business Plan Disclaimers Certain Risks Related to LATAM ▪ future terrorist incidents, cyberattacks or related activities affecting the airline industry; ▪ future outbreak of diseases, or the spread of already existing diseases, affecting travel behavior and/or exports; ▪ natural disasters affecting travel behavior and/or exports; ▪ the relative value of the Chilean peso, Brazilian real and other Latin American currencies compared to other world currencies; ▪ inflation; ▪ competitive landscape; ▪ our capital expenditure plans and change in aircraft / engine retirement plan; ▪ changes in labor costs, maintenance costs and insurance premiums; ▪ fluctuation of crude oil prices and its effect on fuel costs; ▪ cyclical and seasonal fluctuations in our operating results; ▪ defects or mechanical problems with our aircraft and supply chain restrictions impacting operational standard; ▪ our ability to successfully implement our growth strategy; ▪ our ability to continue to implement cost initiatives; ▪ increases in interest rates; and ▪ changes in regulations, including regulations related to access to routes, limitation on specific service and product charges and tax and environmental regulations.

HIGHLY CONFIDENTIAL Updated Business Plan Company Overview

Company Overview

Privileged Draft - Interim Work Product prepared at the direction of Counsel

HIGHLY CONFIDENTIAL

Updated Business Plan

LATAM

LATAM – Latin America's Leading Airline Group and Global Player

LATAM Highlights of 2021

#1 Latin American Airline Group[1]	**#12** Airline Group Globally by # transported passengers[1]
#1 Domestic Market Share of Affiliates in Brazil, Peru, Chile, and Ecuador[2]	**129** Passenger Destinations Serviced Worldwide[3]
#1 Largest Cargo Business in Latin America, Connecting 22 Countries[3]	**#1** Largest FFP in South America[4] and #7 Largest Mileage Program Globally[4], with 39mm Members[5]

Strategic and/or Commercial Agreements

DELTA, QATAR AIRWAYS, Banco de Occidente, Banco de Bogotá, BCP, Santander, Itaú, livelo

Business Overview

Unbeatable network and diversified business segments sets LATAM apart

Segment	Highlights
Passenger (65% of Revenues)[6]	▪ Largest airline group in Latin America and major player globally ▪ Comprehensive network connecting the subcontinent with North America, Europe and Asia-Pacific ▪ >2x the next regional competitor in revenue and transported passengers ▪ #1 in punctuality globally in Mega Airlines category[7] ▪ #1 in Region and #2 Globally in sustainability[8]
Cargo (30% of Revenues)[6]	▪ Largest cargo player in Latin America ▪ 800k+ tons of cargo transported in 2021 ▪ Revenue increased nearly $500mm in 2021 vs. 2019 ▪ Transported more than 300 million vaccines within the region
Frequent Flyer Program	▪ Largest Frequent Flyer program in Latin America ▪ Core differentiator driving significant customer retention ▪ Additional source of liquidity for the business ▪ Alliances with leading banks in each market

Source: Company filings. [1] Estimates based on companies' public filings and news reports, measured by number of passengers transported in 2021. [2] ANAC Brazil's website (as measured by RPKs), JAC Chile's website (RPKs), DGAC Peru's website (number of passengers carried), Diio.net for Colombia and Ecuador (ASKs) as of December 2021. [3] As of December 31, 2021. [4] Estimates based on companies' public filings and news reports. [5] As measured by total number of members at the end of 2021. [6] Based on 2021 Revenue. [7] Official Airline Guide Punctuality List 2021. [8] S&P Global "The Sustainability Yearbook" 2021.

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Company Overview

Privileged Draft - Interim Work Product prepared at the direction of Counsel

HIGHLY CONFIDENTIAL

Updated Business Plan

LATAM

The Group Offers an Attractive Value Proposition

Product & Service Recognitions

OAG — #1 On Time Performance in 2021[1]

Skytrax World Airline Awards — #1 South American Airline for 2nd year in a row (2021)[2]

+51 points in NPS in 2021

Net Promoter Score up +11 and +18 points vs. 2020 & 2019 respectively[3]

Sustainability

S&P Global

The Sustainability Yearbook 2022 — #1 Most sustainable airline in region, and #4 worldwide | Bronze Class inclusion

The Sustainability Yearbook 2021 — #1 Most sustainable airline in region, and #2 worldwide | Silver Class inclusion

- Long-Term Sustainability Commitments
- Carbon neutral by 2050 (50% of domestic ops. by 2030)
- Zero waste to landfills by 2027
- Eliminate single-use plastics in all operations by 2023

Expansive Network

- Best network in South America
- +129 passengers destinations serviced worldwide

Cabin Segmentation

- Premium cabin in all flights
- Seat selection, carry-on and checked bag

Digitalization

- Digitalization initiatives to improve customer experience
- Myriad of possible services and solutions available in a digital way (automatic check-in, personalized notifications, LATAM Wallet, etc.)

Leading FFP

- 39+ million members
- Largest FFP in South America
- 7th Largest FFP in the world[4]
- 2x the size of next regional FFP[4]

LATAM PASS

Commercial Agreements

DELTA, QATAR, IBERIA, SWISS, BRITISH AIRWAYS, QANTAS, CATHAY PACIFIC, JAPAN AIRLINES, Lufthansa, CHINA EASTERN

[1] OAG Punctuality List 2021. [2] Best South American Airline (Skytrax World Airline Awards 2021 and 2019). [3] Based on Companies' filings. [4] Estimates based on companies' public filings and news reports.

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Company Overview

Privileged Draft - Interim Work Product prepared at the direction of Counsel

HIGHLY CONFIDENTIAL

Updated Business Plan

LATAM

LATAM Group's Market-Leading Global Network

2019


LOS ANGELES
BOSTON
NEW YORK
LONDON
PARIS
FRANKFURT
MILAN
MADRID
BARCELONA
LISBOA
TEL AVIV
ORLANDO
MIAMI
CANCUN
HAVANA
PUNTA CANA
MEXICO CITY
MONTEGO BAY
SAN JOSÉ
BOGOTÁ
QUITO
GALAPAGOS
GUAYAQUIL
LIMA
BRASILIA
RIO DE JANEIRO
SÃO PAULO
ASUNCIÓN
PORTO ALEGRE
MONTEVIDEO
BUENOS AIRES
SANTIAGO
EASTER ISLAND
PAPEETE
SYDNEY
MELBOURNE
AUCKLAND
JOHANNESBURG
3
2
1
LATAM AIRLINES GROUP
LATAM AIRLINES ARGENTINA
LATAM AIRLINES BRAZIL
LATAM AIRLINES CHILE
LATAM AIRLINES COLOMBIA
LATAM AIRLINES ECUADOR
LATAM AIRLINES PERU
LATAM AIRLINES PARAGUAY

- LATAM group's vast global network enjoys a competitive advantage over other South American carriers
  - Customers are offered a superior value proposition, while LATAM utilizes the network to optimize market coverage and minimize costs
  - Unparalleled network for cargo, combining freighter with passenger operations under a cargo strategy that leverages freighter and belly capacity
- Operating units serve both domestic and regional travel[1]
- LATAM group's international operations are based out of 3 hubs
- +30 new routes opened in 2021, demonstrating large scale of operations and growing demand across geographies
- Destinations operated and capacity continue to recover in 2022, with destinations covered as of July 2022 reaching 96% of 2019 levels, and ASKs for June 2022 reaching 74% of 2019 levels

1. **SCL** (Chile): connectivity to North America, Europe and Oceania
2. **GRU** (Brazil): connectivity to Europe, Africa, Asia (Tel Aviv), and select service in North America
3. **LIM** (Peru): connectivity to North America, the Caribbean, and Europe

Note: Data as of 2019; LATAM Argentina ceased operation in 2020. Appraisal value of slots at JFK and LHR of US$ 35 million as of December 2021. Appraisal value of passenger and cargo brands and IP $615 million as of January 2022. [1] Excluding Paraguay

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Note: LATAM Argentina ceased operation in 2020. Source: 1 ANAC Brazil’s website (as measured by RPKs), JAC Chile’s website (RPKs), DGAC Peru’s website (number of passengers carried), Diio.net for Colombia and Ecuador (ASKs) as of December 2021; 2 Diio.net measured in ASKs as of December 2021 12 HIGHLY CONFIDENTIAL Privileged Draft - Interim Work Product prepared at the direction of Counsel Updated Business Plan Leading market share across domestic markets and unparalleled network connecting Latin America to the rest of the world Company Overview LATAM Group’s Leading Market Share in Domestic and International Markets

Company Overview

Privileged Draft - Interim Work Product prepared at the direction of Counsel

HIGHLY CONFIDENTIAL

Updated Business Plan

LATAM

Cargo Business Overview

Resiliency During COVID-19 Pandemic

Overview

- **LATAM group is the largest cargo player in Latin America, with leading share in key import and export markets**
  - Combined passenger and freighter network supports operational flexibility
  - Efficiency advantage based on
    1. Network design
    2. Optimal freighter fleet (B767)
    3. Handling optimization & productivity
  - Services ~137 destinations across 22 countries
  - Largest cargo facilities located in MIA, a natural gateway for imports and exports to/from Latin America and the United States





- **Resilient business helped offset some of the impact of the COVID-19 pandemic**
  - Revenues increased 53% from 2019 to LTM Q1'22
  - Traffic consistently near 2019 levels
- **Fleet expansion underway**
  - Conversion of 10 B767 passenger aircraft into freighters, increasing to a fleet of up to 21 freighters by the end of 2023

Cargo Revenue (US$mm) and Percentage of Total Revenue (%)


Cargo Revenue
% of Total Revenue
+53%
$1,119
$1,186
$1,064
$1,210
$1,542
$1,627
12%
12%
11%
31%
32%
27%
2017A
2018A
2019A
2020A
2021A
LTM Q1'22

Cargo RTK vs. Passenger RPK as Percentage of 2019


100%
96%
71%
Cargo RTK vs. Same Month 2019
Passenger RPK vs. Same Month 2019
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22

Source: Public filings; Traffic data as of June 2022. Appraisal value of cargo business as of January 2022: $2.3 billion.

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Overview of LATAM

Privileged Draft - Interim Work Product prepared at the direction of Counsel

HIGHLY CONFIDENTIAL

Updated Business Plan

LATAM

Frequent Flyer Program Overview

LATAM Pass is at the Core of LATAM

Largest FFP in South America and 7th largest FFP in the world[1]

 # members vs. Latin American airlines (2021) (mm)


39
19
14
10
8
LATAM
GOL
Azul
Avianca
AeroMexico

- Consolidation of LATAM Pass and Multiplus created the largest FFP in the region
- In 2019, LATAM acquired the remaining 27% stake in Multiplus to have the program fully aligned with its strategy

Strong revenue and profit contributor to LATAM

LATAM revenue breakdown (2019)


Cargo Revenues
10%
3rd party revenues from FFP
10%
Other Non FFP / Cargo Revenues
80%

LATAM load factor (%)


LATAM Pass
% of FFP from RPKs
11.8%
11.9%
11.8%
12.7%
11.5%
84.8%
83.1%
83.5%
76.5%
74.4%
10.0%
9.9%
9.9%
9.8%
8.6%
2017
2018
2019
2020
2021

LATAM Pass benefits drives engagement with high value customers

LATAM VIP lounge (Santiago)



- Newly opened Santiago VIP lounge is the largest one in South America

	Premium Access in all flights	LATAM & associate airlines lounges	Premium boarding	Preferential support	Special services	Courtesy upgrade with coupons	LATAM + seat	Seat selection	Checked bags
Gold & Gold plus	✓	✗	✓	✗	✗	✓	✗	✓	✗
Platinum	✓	✓	✓	✗	✗	✓	✓	✓	✗
Black	✓	✓	✓	✓	✗	✓	✓	✓	✓
Black Signature	✓	✓	✓	✓	✓	✓	✓	✓	✓

- LATAM Pass includes multiple offerings from Gold to Black Signature categories, improving customer experience and maximizing retention

Source: [1] Estimates based on companies' public filings and news reports. Appraisal value of FFP as of January 2022: $5.4 billion. Appraisal value includes approximately $534 million of pre-sold miles as of December 31, 2021.

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Company Overview

Privileged Draft - Interim Work Product prepared at the direction of Counsel

HIGHLY CONFIDENTIAL

Updated Business Plan

LATAM

Frequent Flyer Program Overview (Cont'd)

Compelling Value Proposition for Customers Driving Significant Engagement

Broad network of commercial agreements…

Airline commercial agreements

DELTA, IBERIA, Lufthansa, JAPAN AIRLINES, CATHAY PACIFIC, 中國東方航空 CHINA EASTERN, QATAR AIRWAYS, SWISS, BRITISH AIRWAYS, QANTAS

Non-air commercial agreements

6 co-brands	Santander, BCP, Itaú
+25 financial partners	BCP, livelo, CAIXA, Santander, Banco do Brasil, bradesco, Banco de Occidente, Itaú, Banco de Bogotá
+100 commercial partnerships	Disney, COPEC, RIPLEY, cabify, Booking.com, Shell

US White label

- Leading promoter of LATAM credit cards in the U.S. market
- Looking to offer them at every touch point with passengers

… with various ways of earning and redeeming miles…

Ways to **Earn Miles**

- ✔ Spending on co-branded cards
- ✔ Spending on services or products of commercial partners
- ✔ Flying with LATAM Airlines or our partner airlines
- ✔ LATAM Pass direct miles purchases

Ways to **Redeem Miles**

- ✔ Air travel
- ✔ Hotel stays
- ✔ Rental cars
- ✔ Products on catalogue

… catering to a diverse and engaged member base

Member breakdown by geography[1]


TOTAL: 39mm
6%
2.3mm
2%
1.0mm
10%
3.7mm
12%
4.8mm
50%
19.4mm
15%
5.9mm
Other 5%
2.0mm

Active member breakdown[2]


Active[3]
30%

[1] As measured by total number of members at the end of 2021. [2] Data as of December, 2021. [3] Active members refers to members who have earned or redeemed miles at least once in the past 24 months

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Company Overview

Privileged Draft - Interim Work Product prepared at the direction of Counsel

HIGHLY CONFIDENTIAL

Updated Business Plan

LATAM

Frequent Flyer Program Overview (Cont'd)

Financial Profile Combining Stable Revenues from Non-Airline Partners with High Cash Flow Generation

Diversified cash flow streams

- Miles sold to airline and non-airline partners (including financial institutions) provide liquidity to the business and have a positive effect on working capital

Low cost base

- Efficient and digitalized platform, integrated with LATAM's infrastructure
- Low redemption cost from targeted offerings to utilize and enable capacity at a marginal cost
- Advanced analytics initiatives to increase miles revenue and reduce member churn (dynamic pricing for non-ticket redemption, optimal promotional price)

High margin profile

- Profitable margin streams from spread on air and non-air redemption, breakage, financial float and a low cost base
- Multiplus EBITDA margin range before taken private averaged 25% between 2015 and 2017[1]

3rd Party Sales / passengers carried (US$)



Third Party sales (US$mm)
Financial partnerships sales as % of total FFP sales
1,060
1,051
1,041
532
547
77%
71%
73%
82%
82%
16
15
14
19
14
4
4
4
3
2
12
11
10
15
11
2017
2018
2019
2020
2021
Financial
Non-financial

Note: Figures above may not foot due to rounding

Members (mm)



+30%
30
39
2017
2021

[1] Based on Multiplus information disclosed in 2015-2017 Annual Reports

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HIGHLY CONFIDENTIAL Privileged Draft - Interim Work Product prepared at the direction of Counsel Updated Business Plan Company Overview GOALS Committed not to Carbon neutral Aim to have 5% of Adapt business to a Eliminate exceed 2019 net airline group by 2030 total fuel circular economy single - use plastics emissions and 2050 consumption come model, becoming a by 2023 compensate 50% of from Sustainable group with zero domestic emissions Aviation Fuel, waste to landfills by by 2030 primarily sourced 2027 from the region LATAM launched a long - term sustainability strategy with the goal of carbon neutrality by 2050 SHARED VALUE 17 CIRCULAR ECONOMY CLIMATE CHANGE

Company Overview

Privileged Draft - Interim Work Product prepared at the direction of Counsel

HIGHLY CONFIDENTIAL

Updated Business Plan

LATAM

Key Strategic Focus on Sustainability

Through its ESG strategy, LATAM Airlines will measure, monitor and report on its sustainable development impact and advance the United Nations Sustainable Development Goals

Development Initiatives		United Nations Sustainable Development Goals (UN SDGs) targets
Transport Infrastructure:	Improve the **quality of transport infrastructure** and services by: • Serving 284 routes, of which 62 are uniquely served by LATAM Airlines and 12 connect peripheral and urban areas • Transporting ~40 mm passengers per year and over 800,000 tonnes of cargo per year	• 9.1: Develop quality, reliable, sustainable and resilient infrastructure, including regional and transborder infrastructure, to support economic development and human well-being, with a focus on affordable and equitable access for all
Climate Change:	Foster **climate change mitigation** by: • Reaching 2.3% of Sustainable Aviation Fuels (SAF) as % of total fuels by 2029 • Implementing efforts to reduce CO_2 emissions per 1000 ATK by ~ 22% by 2030 • Saving ~ 25 mm gallons of fuel by 2027 through increased fuel efficiency • Reducing Scope1 GhG emissions by ~ 13% by 2029, achieving carbon neutrality by 2050 • Avoiding 1.3 mm tonnes of GhG emissions through carbon offsets purchases in 2027, reducing and offsetting the equivalent to 50% of domestic operations by 2030 • Obtaining 80% of the carbon credits purchased in 2027 from projects preserving the natural ecosystems in South America	• 9.4: By 2030, upgrade infrastructure and retrofit industries to make them sustainable, with increased resource-use efficiency and greater adoption of clean and environmentally sound technologies • 13.2: Integrate climate change measures into national policies, strategies and planning • 15.1: Ensure the conservation, restoration and sustainable use of terrestrial ecosystems • 15.2: By 2020, promote sustainable management of all types of forests
Circular Economy:	Increase **environmental sustainability** by: • Reducing white paper consumption • Eliminating single use plastics by 2023 • Increasing the amount of recycled, reused and sustainable material used in its operations	• 12.2: By 2030, achieve the sustainable management and efficient use of natural resources • 12.5: By 2030, substantially reduce waste generation through prevention, reduction, recycling and reuse
Job creation:	Support **job creation** and monitor progress by: • Providing over 900,000 annual hours of training to employees • Supporting over 29,000 jobs through operational activities[2] • Employing ~ 36% of women as % of total employees and ~ 30% of women in executive positions as % of total executives	• 4.3: By 2030, ensure equal access for women and men to affordable and quality technical, vocational and tertiary education, including university • 5.5: Ensure women's full and effective participation and equal opportunities for leadership at all levels of decision-making in political, economic and public life • 8.5: By 2030, achieve full and productive employment and decent work for all women and men, including for young people and persons with disabilities, and equal pay for work
Governance:	Foster **corporate and institutional governance** by: • Developing 15 alliances as part of the *Solidarity Plane Program* focused on areas as health, environment and natural disaster relief • Complying under international standards as IEnvA and IOSA[1] • Publishing an annual sustainability report and participating in annual sustainability assessments	• 12.6: Encourage companies, to adopt sustainable practices and to integrate sustainability information into their reporting cycle • 17.3: Mobilize additional financial resources for developing countries • 17.16: Enhance the Global Partnership for Sustainable Development, complemented by multi-stakeholder partnerships to support the achievement of the SDGs

[1] IEnvA: IATA Environmental Assessment; IOSA: IATA Operational Safety Audit; [2] As of 1Q 2022
Source: Company information; The development outputs statements and projections reflect various assumptions by the Group.

18

Company Overview

Privileged Draft - Interim Work Product prepared at the direction of Counsel

HIGHLY CONFIDENTIAL

Updated Business Plan

LATAM

LATAM is Ready to Emerge from Chapter 11 Stronger than Ever

Operational actions and balance sheet improvements position LATAM to continue leading the airline sector in Latin America

Cost Structure

- **Wages and benefit savings**
  - Reduced FTE by 12k[4]
- **Rationalized and more efficient fleet**
  - Reduced from 341 to 301[5]
  - PBH / Interest only arrangements provide flexibility during recovery
  - Lower cost operations
- **Improved vendor and supplier contracts**
  - Renegotiated approximately 1,000 contracts
  - Rejected non-competitive contracts
- **Expected 2H'22 Passenger CASK ex Fuel excluding PBH reaching US$ 4,2 cents**

Gross Debt (US$bn)[1,2]


$10.4
(36)%
$6.7
At Filing
As of Dec'22

Liquidity (US$bn)[1,2,3]


RCF Capacity
Cash on Balance Sheet
$2.2
+70%
$1.1
$1.3
$1.1
At Filing
As of Dec'22

Note: May not sum due to rounding; [1] "At Filing" refers to 5/25/2020 petition date debt balances; [2] "As of Dec'22" is pro forma for financing transactions related to emergence. Cash balance based on assumed cash as of 12/31/2022 under publicly available business plan and remains subject to the impact of the ongoing claims reconciliation process on cash at hand and the outcome of such transactions, and may vary upon emergence. ; [3] Includes cash & cash equivalents and revolving credit facility capacity; [4] Refers to 1Q 2020 vs. 2Q 2022; [5] Refers to Q1 2020 vs. Q2 2022

19

HIGHLY CONFIDENTIAL Updated Business Plan Key Criteria Supporting the Updated Business Plan

HIGHLY CONFIDENTIAL Privileged Draft - Interim Work Product prepared at the direction of Counsel 21 Updated Business Plan Key criteria supporting the Updated Business Plan ▪ Demand recovery is assumed sustained ▪ Corporate segment recovery in line with previous assumptions ▪ Competitor publicly available capacity information assumed for competitive landscape ▪ Regulatory environment assumed stable ▪ Potential changes in tax and environmental regulations not included ▪ Maintaining operational high standard ▪ Digital enablers supporting costs initiatives delivered on time Key Criteria

HIGHLY CONFIDENTIAL Updated Business Plan Demand / Capacity Updated Business Plan

HIGHLY CONFIDENTIAL Privileged Draft - Interim Work Product prepared at the direction of Counsel Updated Business Plan Demand / Capacity Updated Business Plan LATAM’s capacity plan was determined upon two main inputs: the expectation of market demand recovery based on observed trend as of July, 2022 and the anticipated competitive landscape ▪ LATAM completed a thorough analysis to develop market demand and capacity plan assumptions Market Demand Recovery ▪ Estimated recovery and growth of market demand ; forecast at segment level (country, length of haul and type of travel) ▪ Market demand recovery aligned with Industry forecast (1) . 5 % higher when compared to previous BP Competitive Landscape ▪ LATAM has made assumptions around competitor capacity ▪ Competitor publicly available capacity information is one of the key inputs informing LATAM capacity deployment in each market Capacity Plan ▪ Capacity Plan by market is based on the Demand - Supply results from equilibrium the Market which Demand and the Competitive Recovery Landscape + = 1 2 23 Source: (1) Consulting firm’s global air traffic demand scenarios updated as of Jul’22 and internal network planning framework and analysis

HIGHLY CONFIDENTIAL Privileged Draft - Interim Work Product prepared at the direction of Counsel Updated Business Plan Demand / Capacity Updated Business Plan A “bottom - up” approach was followed to assess the Market Demand Recovery Length of haul ▪ Domestic – at country Level ▪ Regional – from given country to/within South America and Caribbean ▪ Long haul – from given country to Europe, North America and Asia Pacific Travel type ▪ Business ▪ Leisure ▪ Visiting Friends and Relatives (“VFR”) … demand (RPK) recovery and growth forecasted by length of haul and customer type of travel ▪ Brazil ▪ Chile ▪ Colombia ▪ Ecuador ▪ Peru For each of the key affiliate markets and segments that LATAM group serves … 24

Demand / Capacity Updated Business Plan

Privileged Draft - Interim Work Product prepared at the direction of Counsel

HIGHLY CONFIDENTIAL

Updated Business Plan

LATAM

A market demand recovery framework was developed which identifies initially 3 phases. All businesses are in Rebound and New Normal phases

Phases


Illustrative
Segment "A" RPKs
Historic data observed
Assumptions
Decline
Rebound
New normal
1
2
3
4
5
6
7
8
Total forecast RPKs
Total baseline RPKs
Total baseline RPKs + CAGR

Source: Global Strategic Consulting Firm Report (April 2021)

Logic & Variables

1. Trough (% of 2019): Lowest point of demand during crisis
2. Start of recovery (months): Time at which rebound starts
3. Double dip: Deceleration/Decline in demand due to second waves
4. Initial monthly recovery rate (pp): Slope of the rebound phase
5. Inflection point (month): Point at which recovery slope changes after border reopening/vaccination milestone reached
6. Accelerated monthly recovery rate (pp) = Observed initial rate X multiplier: Slope of the rebound phase after "inflection point"
7. New normal gap (pts): % of 2019 demand that doesn't come back
8. Post-crisis CAGR (%): Growth rate once new normal demand reached

25

Demand / Capacity Updated Business Plan

Privileged Draft - Interim Work Product prepared at the direction of Counsel

HIGHLY CONFIDENTIAL

Updated Business Plan

LATAM

Demand in affiliate domestic markets expected to reach 2019 levels during 2022, one quarter faster recovery compared to Previous Business Plan

Demand Recovery Assumptions: Domestic Markets

- All domestic markets are expected to reach 2019 levels by the end of 2022

Domestic Recovery

Country	2019 RPK (billion)	Forecasted recovery to 2019 RPKs
Brazil	88	Q3 2022
Chile	15	Q4 2022
Peru	9	Q4 2022
Colombia	12	Q1 2022
Ecuador	1	Q3 2022

Updated BP Average Recovery	Previous BP Average Recovery
Q3-22	Q4-22


Domestic Markets
RPKs billions, monthly
8 years CAGR 4.1%
20
15
10
5
0
Jan-2020
Jan-2021
Jan-2022
Jan-2023
Jan-2024
Jan-2025
Jan-2026
Jan-2027
2019 Baseline
LATAM Forecast

Notes: Domestic Markets consider domestic Brazil, Chile, Colombia, Ecuador and Peru | Consulting firm's global air traffic demand scenarios updated as of Jul'22 and internal network planning framework and analysis

26

HIGHLY CONFIDENTIAL Privileged Draft - Interim Work Product prepared at the direction of Counsel Updated Business Plan Demand / Capacity Updated Business Plan ▪ Based on current trends, recovery to 2019 levels is forecasted by Q 4 2022 assuming travel restrictions continue to be lifted Demand in regional markets is expected to recover to 2019 levels by Q4’22 Regional Markets RPKs billions, monthly Demand Recovery Assumptions: Regional Market ▪ Faster recovery in regional RPKs than anticipated in the previous Business Plan (referring to the 5 years projections filed on a Form 6 - K on September 9 , 2021 ) Updated BP Recovery Previous BP Recovery Q4 - 22 Q4 - 23 8 years CAGR 3.5% Note: Includes Regional pairs (country to country within South America) | Consulting firm’s global air traffic demand scenarios updated as of Jul’22 and internal network planning framework and analysis 27

Demand / Capacity Updated Business Plan

Privileged Draft - Interim Work Product prepared at the direction of Counsel

HIGHLY CONFIDENTIAL

Updated Business Plan

LATAM

Based on current trends, long-haul travel demand is the slowest to recover, expected to reach 2019 levels in ~Q2 2023

Demand Recovery Assumptions: Long-Haul Market

- Long haul travel is not expected to reach 2019 RPKs until Q2-23 due to travel restrictions and the change in business travel habits
- Pent up demand has been driving a faster recovery compared to previous Business Plan during the last months
- It is expected that business travel will have a permanent structural gap of approximately 15%
- Based on current trends, we estimate that by 2027, the long-haul market (including demand associated with the Delta Airlines joint venture) is forecast to recover 121% of 2019 RPK levels

Updated BP Recovery	Previous BP Recovery
Q2-23	Q3-24


Long Haul Markets
RPKs billions, monthly
8 years CAGR 2.7%
20
15
10
5
0
Jan-2020
Jan-2021
Jan-2022
Jan-2023
Jan-2024
Jan-2025
Jan-2026
Jan-2027
2019 Baseline
LATAM Forecast

Note: Consulting firm's global air traffic demand scenarios updated as of Jul'22 and internal network planning framework and analysis

28

29 HIGHLY CONFIDENTIAL Privileged Draft - Interim Work Product prepared at the direction of Counsel Updated Business Plan Demand / Capacity Updated Business Plan Business Plan’s Jet Fuel assumptions based on market consensus ▪ Macroeconomic variable assumptions were based on market consensus guidance from multiple international and regional banking institutions, publicly - available information, and in certain cases, internally - developed assumptions ▪ Annual average Jet Fuel prices were forecasted based on view from banking institutions . In the absence of guidance suggesting specific factors that would affect future prices, Jet Fuel per barrel in the Business Plan is assumed to remain flat at US $ 100 per barrel from 2024 onwards Source: Bloomberg, Latin Focus Forecast (Jul.’22), Company analysis 2022 updated as of 1st August

HIGHLY CONFIDENTIAL Updated Business Plan Updated Business Plan

HIGHLY CONFIDENTIAL Privileged Draft - Interim Work Product prepared at the direction of Counsel Updated Business Plan Updated Business Plan Current expectations are that Total Revenues increase approximately 30% when compared to pre - COVID levels, reaching an estimated US$ 13.9 billions in 2027 Note: Revenue projections based on trend as of July 2022 and internal analysis. Total Revenues include Passenger, Cargo and Other Revenues ▪ Based on available information and current trends, LATAM estimates that it will return to 2019 capacity levels by 2024 when ASKs reach approx . 148 billion, driven primarily by demand recovery in affiliate domestic markets ▪ LATAM forecasts that the group will fly 176 billion ASKs in 2027 , an assumption based on the continuing recovery in demand in the later years, primarily in the international segment ▪ Total RASK is expected to increase 13 % by the end of the forecast period compared to 2019 . The updated Business Plan assumes an important growth in Ancillary revenues as we expect this industry trend to continue . Total Revenue per ASK reduced in 2023 and 2024 driven in part by fuel price reduction assumption 31

HIGHLY CONFIDENTIAL Privileged Draft - Interim Work Product prepared at the direction of Counsel 32 Updated Business Plan Updated Business Plan ● LATAM cargo affiliates business strategy reflected in the plan continues being “Belly - Supporting Freighter” ● Based on current trends, capacity expected to return to 2019 level by end of 2023 due to additional belly and freighter capacity available to move cargo ● Additional cargo conversions during the period are expected to increase to 19 cargo freighters . Freighter ATK capacity expected to grow approximately 100% ( 2027 vs . 2019 ) . Total ATKs capacity expected to grow roughly 40% , driven by the Long - Haul passenger demand recovery and wide body additional capacity ● Cargo revenues are expected to grow from US $ 1 . 1 billion in 2019 to an estimated US $ 1 . 9 billion in 2027 . System load factor and RATK expected to remain higher than 2019 , mainly due to fuel price increase passthrough Cargo expected to use freighter capacity growth to compensate for the impact in belly capacity during the recovery period

Updated Business Plan

Privileged Draft - Interim Work Product prepared at the direction of Counsel

HIGHLY CONFIDENTIAL

Updated Business Plan

LATAM

LATAM's cost-cutting measures during the pandemic are driving a decrease in the Company's operating costs, ex Fuel, expected to return to 2019 levels in 2023

- Passenger CASK in 2023 is expected to significantly offset cost escalation and inflation. Majority of 2022 CASK reduction from measures already implemented and improved fixed cost leverage based on run rate volumes
- LATAM has executed on several key initiatives to reduce its CASK ex Fuel, including:
  - Reducing headcount by 27% from 42,000 FTEs in 2019 to 30,600 in June 2022
  - Negotiating usage based/interest only terms across the majority of LATAM's fleet, which extension out into 2023 for Wide Body fleet, and securing reductions in fixed rates (operating leases) thereafter
  - Outsourcing various functions, including airport support staff, effectively converting a fixed cost structure to a variable, more efficient one
  - Renegotiated over one thousand contracts with vendors and suppliers resulting in lower or more variable rate structures
  - Implementing process efficiencies and automation throughout digital levers across all passenger journey experience: direct sale penetration, airport automation and post sale resolution
  - In addition, LATAM is expecting to identify other costs initiatives that allow for cash containment

CASK in US$ cents


CASK ex Fuel 2019 - 2027
0.4
4.2
1.3
7.6
0.6
6.4
0.4
4.6
0.4
4.2
0.4
4.2
0.4
4.2
0.4
4.2
0.4
4.2
2019
2020
2021
2022
2023
2024
2025
2026
2027
CASK ex Fuel - Cargo
CASK ex Fuel - PAX

(US$ Cents)	2022	2023	2024	2025	2026	2027
Adjusted Passenger CASK	4.6	3.9	3.8	3.7	3.7	3.7

CASK ex Fuel adjusted by real inflation from 2022 to 2027

33

Updated Business Plan

Privileged Draft - Interim Work Product prepared at the direction of Counsel

HIGHLY CONFIDENTIAL

Updated Business Plan

LATAM

Based on recent trends and assumptions, LATAM forecasts an EBIT in 2024 that could exceed US$ 1 bn, continuing to grow thereafter, achieving an EBIT margin of 12% by 2027

Forecast Income Statement

- In 2019, LATAM flew 150 billion ASKs and reported revenue of US$ 10.4 billion and EBITDA of US$ 2.2 billion
- LATAM's capacity, measured in ASKs, fell to 56 billion in 2020, a 63% decrease compared to 2019. Subsequent waves of COVID-19, and the associated restrictions on travel, continued to impact demand until early 2022
- Based on current trends and assumptions, the updated Business Plan Projections assumes that a recovery to pre-COVID demand (and revenue) will occur faster than expected in the short term and similar to the previous Business Plan in the long term, led by LATAM's domestic markets, followed by international travel (both regional and long-haul)
- EBIT and EBITDA margins expected to structurally improve post-recovery relative to pre-pandemic, driven by Cargo and Ancillary revenues, further expansion of Frequent Flyer Program and continue focus on cost cutting

EBIT Forecast Assumptions

US$ MM	2019	2020	2021	2022	2023	2024	2025	2026	2027
Passenger + Other	9,366	3,125	3,570	7,867	9,505	9,624	10,452	11,241	12,002
Cargo	1,064	1,210	1,542	1,787	1,954	1,784	1,801	1,827	1,851
Total Revenues	**10,431**	**4,335**	**5,111**	**9,655**	**11,458**	**11,407**	**12,252**	**13,069**	**13,853**
Fuel Expenses	(2,929)	(1,045)	(1,488)	(4,092)	(4,394)	(3,599)	(3,783)	(3,946)	(4,149)
Ex Fuel Expenses	(6,760)	(4,955)	(4,743)	(5,774)	(6,421)	(6,773)	(7,172)	(7,573)	(8,022)
Total Expenses	**(9,689)**	**(6,000)**	**(6,231)**	**(9,866)**	**(10,815)**	**(10,372)**	**(10,955)**	**(11,519)**	**(12,171)**
EBIT	**742**	**(1,665)**	**(1,119)**	**(211)**	**643**	**1,035**	**1,297**	**1,550**	**1,682**
EBIT margin	7.1%	-38.4%	-21.9%	-2.2%	5.6%	9.1%	10.6%	11.9%	12.1%
EBT	**137**	**(5,096)**	**(2,782)**	**1,821**	**47**	**296**	**661**	**787**	**1,051**
EBITDA	**2,212**	**(276)**	**46**	**960**	**1,894**	**2,414**	**2,772**	**3,086**	**3,310**
EBITDA margin	21.2%	-6.4%	0.9%	9.9%	16.5%	21.2%	22.6%	23.6%	23.9%
EBITDAR	**2,212**	**(276)**	**167**	**1,158**	**2,003**	**2,429**	**2,773**	**3,087**	**3,310**
EBITDAR margin	21,2%	-6,4%	3,3%	12,0%	17,5%	21,3%	22,6%	23,6%	23,9%
ASKs in billions	**150**	**56**	**68**	**115**	**141**	**148**	**158**	**167**	**176**

EBITDAR consists of earnings for the period before income taxes and financial costs and financial income, plus depreciation and amortization expenses and rentals expenses

34

Updated Business Plan

Privileged Draft - Interim Work Product prepared at the direction of Counsel

HIGHLY CONFIDENTIAL

Updated Business Plan

LATAM

Operational cash flow expected to exceed US$ 2 billion from 2023 onwards

Free Cash Flow Forecast

Operational Cash Flows

- Based on current trends and assumptions, LATAM expects to double previous BP EBIT Projection in 2023, and is expected that EBIT could exceed US$ 1 billion EBIT in 2024 and double digit EBIT margin in 2025

Changes in Working Capital

- **General:** Forecasted working capital in the period 2022 to 2027 reflects the recovery in LATAM's operations to pre-pandemic levels
- Working capital in 2022 includes expected adjustments to balance sheet due emergence from Chapter 11
- Working capital accounts are forecasted based on days of sales ("**DSO**"), days inventory on-hand ("**DIO**"), days of payables ("**DPO**") and days of deferred revenue ("**DDR**")

US$ MM	2019	2020	2021	2022	2023	2024	2025	2026	2027
Revenues	10,431	4,335	5,111	9,655	11,458	11,407	12,252	13,069	13,853
Expenses	(9,689)	(6,000)	(6,231)	(9,866)	(10,815)	(10,372)	(10,955)	(11,519)	(12,171)
EBIT	**742**	**(1,665)**	**(1,119)**	**(211)**	**643**	**1,035**	**1,297**	**1,550**	**1,682**
D&A	1,470	1,389	1,165	1,172	1,251	1,379	1,475	1,536	1,628
Operational Rentals	-	-	121	197	109	15	-	-	-
EBITDAR	**2,212**	**(276)**	**167**	**1,158**	**2,003**	**2,429**	**2,773**	**3,087**	**3,310**
Working Capital	787	(80)	(51)	(1,141)	134	4	108	151	173
Operational Rentals	-	-	(121)	(197)	(109)	(15)	-	-	-
Tax	(45)	(66)	(9)	(18)	(20)	(14)	(89)	(198)	(236)
Operational Cash Flow	**2,954**	**(422)**	**(14)**	**(199)**	**2,008**	**2,404**	**2,791**	**3,039**	**3,247**

EBITDAR consists of earnings for the period before income taxes and financial costs and financial income, plus depreciation and amortization expenses and rentals expenses
Operational Rentals consists on Pay By Hour ("PBH") fleet operational leases

35

Updated Business Plan

Privileged Draft - Interim Work Product prepared at the direction of Counsel

HIGHLY CONFIDENTIAL

Updated Business Plan

LATAM

Capital expenditures include fleet growth, maintenance and projects, as well as key customer facing transformations: i.e. cabin retrofit and digital experience

Free Cash Flow: Capital Expenditures Assumptions

- Cash Fleet Capex: represents aircraft financial leases
- Non Cash Fleet CAPEX: includes present value of the right to use aircraft under operating lease agreements, as per IFRS16 . All of the arrivals from 2022 onwards are assumed to be financed through operating leases.
- Non-Fleet Capex: includes the maintenance of engines (both on and off-balance)[1], the purchase of spare parts, and investment in projects, intangible and components. 2024 includes Cabin Retrofit over US$ 300 million
- Others: PDP, Asset Sales and others
- Based on the assumptions in the updated Business Plan and current estimates, Free Cash Flow is forecasted to exceed US $1 billion in 2026
- Non Cash Fleet Debt: this line reverses the outflows included in capex relating to operating leases under IFRS16 (i.e. the present value of the right to use aircraft under operating leases) as they are non-cash items

US$ MM	2019	2020	2021	2022	2023	2024	2025	2026	2027
Operational Cash Flow	**2,954**	**(422)**	**(14)**	**(199)**	**2,008**	**2,404**	**2,791**	**3,039**	**3,247**
Cash Fleet Capex	(601)	-	-	-	-	-	-	-	-
Non Cash Fleet Capex	(700)	-	(537)	(374)	(1,098)	(448)	(740)	(750)	(1,020)
Non-Fleet Capex	(1,206)	(426)	(846)	(915)	(1,165)	(1,301)	(1,068)	(1,024)	(1,068)
Others	309	26	124	89	50	8	(66)	(183)	(374)
Investment Cash Flow	**(2,198)**	**(400)**	**(1,259)**	**(1,200)**	**(2,213)**	**(1,740)**	**(1,874)**	**(1,958)**	**(2,462)**
Free Cash Flow	**756**	**(822)**	**(1,273)**	**(1,399)**	**(205)**	**664**	**917**	**1,080**	**785**
Non Cash Fleet Debt	700	-	537	374	1,098	448	740	750	1,020
Adj. Free Cash Flow[1]	**1,456**	**(822)**	**(736)**	**(1,025)**	**893**	**1,111**	**1,657**	**1,831**	**1,805**

(1) Adj. Free Cash Flow represents Free Cash Flow + Non Cash Fleet Debt

Note: Assumptions relating to, among other things, cash position and liquidity remain subject to change due to, among other things, the impact of the ongoing claims reconciliation process on cash at hand and the outcome of the Company's emergence financing transactions, and may vary upon emergence.

Financial information reflects cash outflows in different lines for on and off-balance. On-balance engine capex recorded under investing cash flow and operational engine capex under change in working capital (cash flow from operation)

36

HIGHLY CONFIDENTIAL Privileged Draft - Interim Work Product prepared at the direction of Counsel 37 Updated Business Plan Estimated Annual Fleet cash out saving approx. 40% vs 2019 Updated Business Plan Fleet reduction until 2022 ▪ Rejection of 26 aircraft ▪ Retirement of 11 older NB ▪ 15 B767s taken out of operation ▪ Addition of 8 new leases into the fleet (2 A320, 1 B787 - 9) Fleet simplification ▪ Withdrawal of 1 WB fleet type (A350) ▪ Consolidation of Brazil operation with B777 and B787 Aircraft Type Fleet as of Petition Date Net +/ - 2022 2023 End of Year Fleet 2024 2025 2026 2027 NB 249 (15) 234 244 223 237 234 246 A319 46 (6) 40 A320 141 (13) 128 A320neo 13 4 17 A321 A321neo A321XLR 49 - - - - - 49 - - WB 79 (23) 56 56 59 59 61 61 A350 13 (13) - B767 30 (15) 15 B777 10 - 10 B787 - 8 10 - 10 B787 - 9 16 5 21 Pax Fleet 328 (38) 290 300 282 296 295 307 Freighter 12 4 16 Total Fleet 340 (34) 306 322 301 315 314 326 ( - ) Pending Sales - - ( - ) Pending Conversions - (6) Operational Fleet 340 (40) 306 322 301 315 314 326

Updated Business Plan

Privileged Draft - Interim Work Product prepared at the direction of Counsel

HIGHLY CONFIDENTIAL

Updated Business Plan

LATAM

Based on current trends, positive Cash Flow from 2023 onwards are expected

Expected Financing Cash Flows

- Non Cash Fleet Debt: this line reverses the outflows included in capex relating to operating leases under IFRS16 (i.e. the present value of the right to use aircraft under operating leases) as they are non-cash items
- Expected dividends paid pursuant to the statutory requirement of 30%, assuming offsets of cumulative net losses
- Liquidity[2]: includes the cash on hand plus available revolver capacity of US$ 1.1 billion. Liquidity from 2023 onwards is expected to be at or above 20% of LTM revenues

US$ MM	2019	2020	2021	2022	2023	2024	2025	2026	2027
Free Cash Flow	756	(822)	(1,273)	(1,399)	(205)	664	917	1,080	785
Non Cash Fleet Debt	700	-	537	374	1,098	448	740	750	1,020
Adj. Free Cash Flow	1,456	(822)	(736)	(1,025)	893	1,111	1,657	1,831	1,805
Debt Amortizions (Net)	(440)	1,443	225	(3,037)	(279)	(548)	(657)	(673)	(713)
Dividend payments	(55)	(1)	-	-	-	(10)	(62)	(139)	(165)
Interest & Others	(907)	(384)	(139)	4,080	(511)	(549)	(601)	(581)	(653)
Financing Cash Flow	(1,402)	1,058	86	1,043	(789)	(1,107)	(1,320)	(1,393)	(1,531)
Total Cash Flows	54	236	(649)	18	104	4	338	438	273
Ending Cash	1,459	1,696	1,047	1,066	1,170	1,174	1,511	1,949	2,222
Liquidity	20%	69%	45%	22%	20%	20%	21%	23%	24%

(1) Debt amortization net of debt increase, not considering the non cash fleet debt

(2) Assumptions relating to, among other things, cash position and liquidity remain subject to change due to, among other things, the impact of the ongoing claims reconciliation process on cash at hand and the outcome of the Company's emergence financing transactions, and may vary upon emergence

38

Updated Business Plan

Privileged Draft - Interim Work Product prepared at the direction of Counsel

HIGHLY CONFIDENTIAL

Updated Business Plan

LATAM

Expected Net leverage of 2.6x in 2024, expected liquidity over 20% from 2023 onwards

Debt and Liquidity Forecast

- As a consequence of updated Business Plan assumptions and the Chapter 11 process, debt reduced from US$ 10.4 billion in 2019 to < 7 billion in Dec'22
  - Expected reduction of leverage levels in 2023 relative to 2019
  - Net Leverage of approximately 2.6x in 2024 would strengthen LATAM's capital structure
  - Expected deleveraging thought forecast period due to strong operational cash flow and disciplined investment
  - Liquidity over 20% in all the projected period considering the revolver credit facility available

US$ MM	2019	2020	2021	2022	2023	2024	2025	2026	2027
Debt	10,367	11,150	11,061	6,702	7,570	7,474	7,575	7,666	7,989
Fleet Debt	7,690	6,350	4,818	3,977	4,686	4,612	4,735	4,849	5,170
Non Fleet	2,677	4,800	6,243	2,725	2,884	2,862	2,840	2,817	2,819
EBITDAR	2,212	-276	167	1,158	2,003	2,429	2,773	3,087	3,310
Cash	**1,459**	**1,696**	**1,047**	**1,066**	**1,170**	**1,174**	**1,511**	**1,949**	**2,222**
Net Debt	8,908	9,454	10,014	5,636	6,400	6,301	6,064	5,717	5,767
Gross Leverage	4,7x	NA	240,5x	5.8x	3.8x	3.1x	2.7x	2.5x	2.4x
Net Leverage	**4.0x**	**NA**	**217.7x**	**4.9x**	**3.2x**	**2.6x**	**2.2x**	**1.9x**	**1.7x**
Liquidity (%)	**20%**	**67%**	**45%**	**22%**	**20%**	**20%**	**21%**	**23%**	**24%**

Notes: Fleet Debt: Fleet related debt + IFRS non-financial debt | Financial Debt: Nominal Debt without reducing structuring costs | Net Leverage calculated as Net Debt / EBITDAR

39

Updated Business Plan

Privileged Draft - Interim Work Product prepared at the direction of Counsel

HIGHLY CONFIDENTIAL

Updated Business Plan

LATAM

Estimated Sources and Uses - Upon Exit and Emergence

Estimated Sources and Uses as of September 30th, 2022

Sources	US$ MM
Bonds / Term loans	2,250
Junior DIP	1,143
Total	**3,393**

Uses	US$ MM
DIP[1] repayment	2,929
DTE[2] Fees & Expenses	118
Additional Cash	346
Total	**3,393**

Estimated Sources and Uses as of October 14th, 2022[3]

Sources	US$ MM
Convert C	3,269
Convert B	1,373
Equity Right Offering	800
Spare Engine Facility	273
Total	**5,715**

Uses	US$ MM
USD Bonds repayment	1,519
Existing RCF repayment	600
Brazil Financial Debt repayment	298
Fees & Others	743
Administrative Claims	240
Spare Engine Facility	273
Subsidiary Claims	471
Junior DIP	1,150
Cash Distribution Payment	250
Additional Cash	171
Total	**5,715**

(1) DTE: DIP to Exit
(2) RCF: Revolving Credit Facility
(3) Sources and uses information remains subject to change as due to, among other things, the impact of the ongoing reconciliation process on cash at hand and the outcome of the Company's financing emergence financing transactions, and may vary upon emergence

40

HIGHLY CONFIDENTIAL Privileged Draft - Interim Work Product prepared at the direction of Counsel Updated Business Plan Updated Business Plan Estimated Balance Sheet Pro Forma as of December 2022 Expected Balance Sheet Pro Forma as of December 2022 2 ▪ Assuming exit financing in September 30th and effective date October 14th, 2022 ▪ Updated Business Plan Balance Sheet as of December 2022 ▪ Cash & cash equivalents and Debt does not include fully available US$ 1,1 billion Revolving Credit Facility 41 (1) Debt represents nominal accounting debt as of December 2022. It does include structuring costs as per IFRS (2) Pro forma estimates and assumptions remain subject to change due to, among other things, the impact of the ongoing claims reconciliation process on cash at hand and the outcome of the Company's emergence financing transactions, and may vary upon emergence. US$ MM Dec 22 Proforma Cash & cash equivalents 1,066 Financial assets 182 Accounts receivables 1,175 Inventory 342 PP&E 9,904 Other assets 364 Total Assets 13,033 Accounts payable 1,696 Deferred revenue 2,802 Debt 6,599 DIP 0 Other liabilities 1,369 Total Liabilities 12,465 Total Shareholders' Equity 568 Total Liabilities + Shareholders' Equity 13,033

Updated Business Plan LATAM AIRLINES GROUP 5 Years Business Plan Projection Subject to Applicable Conﬁdentiality Agreements and Requirements August 2022 HIGHLY CONFIDENTIAL